

BIGHORN DESIGN STUDIO

Wefunder SAFE Invest

Manufacturing Expansion + Fulfillment Expansion

We have created a disruptive end-to-end solution for our brand partners to sell their products globally, direct to consumer via eCommerce. We manage every step of the process, from product design, to manufacturing, to shipment, while the brand owner controls the management of the business.



How a $1,000,000 in one of the Rocky Mountain's fastest growing companies will:

- Create capacity for $2,000,000 in additional revenue over the next 18 months
- Launch us toward doubling our revenue to $10,000,000 annually by 2024
- Create 8 new manufacturing and professional jobs within six months
- Support a Wyoming grown and employee owned company
- Kick start the company's next phase of growth in a disruptive model
- Lift underemployed individuals & drive economic growth - diversification in our state

* This slide contains forward looking projections which cannot be guaranteed



What do we do?

Revenue Channels

Traditional Retail + Custom Satellite Hubs

Each of our five satellite locations has a 'showcase' retail hub managed by a retail manager and an account manager. The satellite hub features product produced by the Bighorn Design Studio's manufacturing arm and also by local partner vendors makers who's work fits into the style and mix of each location. The retail space serves as the up-sell into our custom production channel.

Custom Production

Local organizations, schools and businesses rely on our production services to create printed and embroidered apparel, signage and other consumer goods that we manufacture in-house. Go to any school, business, or event in our hub locations and you will find that many people wearing a piece of custom produced apparel from Bighorn Design Studio. Our custom production serves as the up-sell into our contract production channel.

Contract Production

Companies that buy a significant volume of apparel or consumer goods for resale or mass use are our contract production partners. These companies receive volume pricing and additional value add services like design, product development, and eCommerce consulting. Bighorn Design's most successful contract customers are lifestyle apparel brands and well-followed social media influencers and personalities. Their personal brands typically are focused on creating and driving content to their followers while we focus on helping them monetize their following with product.

Revenue Channels (cont.)

Worldwide eCommerce Sales (B2B & B2C)

Bighorn Design Studio sold and shipped products to 16 countries around the world and to every state in the U.S. in 2019. We design eCommerce sites and sell products using platforms like Shopify and currently manage 40 such branded sites for our partner brands. Bighorn Design Studio also owns or jointly owns a handful of eCommerce DBAs including Surf Wyoming, Helper Brand, Bison Union Coffee, and America as Folk.

eCommerce Consulting

Even with very low barriers to entry and templated eCommerce platforms built for quick launch, companies are still not using internet based sales tools effectively to grow their businesses. Bighorn Design works with businesses to help them realize their potential through eCommerce consulting. We manage web build outs and general business development services. In our full-service relationships, this consulting is part of the contracted service.

Premium 'Production To Fulfillment' Services (D2C)

This is the fastest growing piece of our business. Our disruptive model gives our customers an end-to-end solution to manage nearly every step of the brand's production, sales and service side of their business. Our partner brands rely on us for design, product development, manufacturing, storage, inventory management, eCommerce build and management, and customer service. Investment will help us to quickly build our disruptive turn-key and end-to-end model to help our customers to rapidly increase profit. Revenue equal to 6-10% of partner brand revenue.



How we got here.....

Acquired Surf Wyoming
Spring, 2014

Launched 1st Website
SurfWyoming.com

Rent 10’ X 15’
Storage unit for
Fulfillment

$78,000
Revenue, 2014

2015

Acquired Bighorn Design
Spring, 2015
(5 Employees)

Rent 2,000 sq/ft
Fulfillment Space

1st Fulfillment
Contract

Acquired Plaza Gallery
Fall, 2015

$540,000
Revenue, 2015

2016

Rent 2,500 sq/ft
Embroidery Studio
(10 Employees)

Acquired Electric
Graffix, Powell
Summer, 2016



And where we are going….

2017
- $1,250,000 Revenue, 2016
- Production & Fulfillment Consolidated to 8,000 sq/ft location (20 Employees)
- 10th Fulfillment Contract
- Acquired Mountain West Screen Printing & Embroidery Cody - Fall, 2017
- Non-Apparel Contract
- Largest Fulfillment Contract

2018
- $2,270,000 Revenue, 2017
- Expansion to 12,000 sq/ft Fulfillment Production Retail (32 Employees)
- Largest Production Contract
- 15th Fulfillment Contract
- Expansion to 20,000 sq/ft Fulfillment Production Retail
- 25th Fulfillment Contract
- Acquired 1890 Screen X Stitch Casper - Fall, 2018

2019
- $3,080,000 Revenue, 2018
- $200,000 Production Equipment Investment
- Launched America as Folk State by State
- 38th Fulfillment Contract
- Expansion to 40,000 sq/ft Fulfillment Production Retail (50 Employees)
- 5th Location Butte, MT

2020
- $3.7M Revenue, 2019
- $4.3M Projected Revenue, 2020

How Funding will be used:

New Design & Production Equipment - $148,000

We have learned very quickly that the best way to keep customers coming back is to produce a product that is the highest quality, with the latest techniques, and with the most appealing designs. Bighorn Design Studio works very hard to make sure that our product maintains the highest quality standards for look and feel. Based on feedback from our customers and end consumers, we believe we are surpassing our U.S. and global competition. Our work starts with great employees who care about the work they are doing and relies on us giving them the industry's most advanced tools to do our work. To keep up with our growth we will acquire the following:

- **Ryonet Roq Foldr - T-shirt folder + bagger + tagger - $45,000 (fulfillment)**
- **Ryonet Roq - 10 Head Auto Screen Press - $120,000 (Screen Printing)**
- **Tajima 6 head embroidery machines (2) - $110,000 (embroidery)**
- **Inventory management/scanning software + equipment - $90,000 (fulfillment)**
- **Large format printer - $13,000 (design team)**

  

How Seed Funding will be used:

Building Demolition & Reconstruction: $140,000

Bighorn Design Studio consolidated three Sheridan locations into one 50,000 square foot space in the spring of 2018. The footprint is a former Woolworth's department store building built in 1963. This former anchor retail location for Historic Downtown Sheridan closed in the early 1980s and slowly became compartmentalized office, retail and storage space when it was purchased by the former owner. We acquired the building in November, 2019 and we are repurposing the large open spaces into a manufacturing + fulfillment hub and we are slowly bringing life back to this building.

Bighorn Design Studio had already invested over $86,000 in the current location through leasehold improvements prior to acquisition last year. We need to make upgrades to electrical, plumbing, and other important renovations for the growth and long-term use of the business. These changes will allow us use of the entire building and give us the capacity to quadruple revenue from current levels.

- **Exterior refinish and final interior upgrades: Approximately $140,000**
- **Purchase price of the building $1,850,000**
- **Alternate cost to build new 50,000 sq/ft facility in Sheridan, WY: $6,200,000**
- **Savings - Reconstruction vs. new construction in Sheridan: $4,210,000**
- **Reconstruction vs. new build mortgage: $27,000 monthly savings ($324,000 annual)**

How Seed Funding will be used:

Balance of Funding

We will utilize the balance of the investment in Bighorn Design Studio to continue growing our model through our first targeted sales campaigns and potential lifestyle brand acquisitions. We have identified nearly 3,000 eCommerce brands that specialize in inventory based lifestyle sales and we are going after every one to help them simplify their models, reduce costs, and increase quality. Many of the initial leads have a very fragmented model with minimal customization. We will develop a new sales model to produce great results.

We will keep some dry powder for additional growth and for any potential acquisitions that make sense. Coming out of the first quarter of 2020, we believe there will be some attractive acquisition targets and hundreds more eCommerce brands due to the need for companies to get their products online due to COVID-19. We have made some very successful lifestyle brand and small manufacturing acquisitions since we launched our company and will continue to be an attractive way for us to continue growing.

Key Financials - Prior Five Years



* This slide contains forward looking projections which cannot be guaranteed

Key Financials - Prior Five Years

	2015	2016	2017	2018	2019	Projected 2020
Revenue	$718,200	$1,293,000	$2,204,000	$3,048,000	$3,537,800	$4,300,000
Gross Profit	$360,701	$657,307	$1,010,200	$1,612,000	$1,983,800	$2,860,000
Net Operating Income	$76,350	$41,800	$50,480	$93,863	$166700	$410,000

Revenue Channel Growth - Prior Five Years

	2015	2016	2017	2018	2019*
Retail	$218,000	$390,649	$386,384	$391,740	$358,780
Custom Production	$360,701	$657,307	$1,131,860	$1,437,950	$1,450,970
Contract Production	$61,504	$79,794	$311,471	$693,860	$743,890
eCommerce Sales	$70,341	$128,700	$286,685	$298,270	$378,390
eCommerce Consulting	$6,804	$17,800	$50,750	$77,530	$82,300
Full-Service Model	$850	$18,750	$36,850	$148,650	$523,470

* 2020 Q1 Revenue = $964,300 vs. $732,800 in 2019

* This slide contains forward looking projections which cannot be guaranteed